UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




                  Global Entertainment Holdings/Equities, Inc.
                  --------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)


                                    37934J101
                                    ---------
                                 (CUSIP Number)


   Steven Abboud, 6235 South 90th Street, Omaha, Nebraska 68127, 402-331-3189
   --------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 April 24, 2000
                                 --------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (   ).



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




                                  SCHEDULE 13D

CUSIP No. 37934J101                                                  Page 2 of 7

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1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                   Steven Abboud

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2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP           (A) ( )
                                                                         (B) (X)

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3)  SEC USE ONLY

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4)  SOURCE OF FUNDS

                                                        OO

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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]


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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                   United States

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                            7)   SOLE VOTING POWER                     1,112,429
NUMBER OF
SHARES
BENEFICIALLY                8)  SHARED VOTING POWER                    1,507,259
OWNED BY
EACH
REPORTING                   9)  SOLE DISPOSITIVE POWER                 1,112,429
PERSON WITH

                            10)  SHARED DISPOSITIVE POWER              1,507,259


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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     2,216,854

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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES

                                                       (x/)

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       22.3%

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14)  TYPE OF REPORTING PERSON

                                                        IN

Item 1.           Security and Issuer

This statement relates to common stock, par value $0.001 ("Common Stock"), of Global Entertainment Holdings/Equities, Inc., a Colorado corporation with principal executive offices at 6235 South 90th Street, Omaha, Nebraska 68127 (the "Company").

Item 2.           Identity and Background

This statement is filed by Steven Abboud. Abboud is a citizen of the United States and is principally occupied as a financial consultant at 6235 South 90th Street, Omaha, Nebraska 68127.

Steven Abboud has not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), with the exception of two misdemeanor convictions in Clark County Court, Clark County, Nevada on June 6, 2000, for which he received a $2000 fine, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of the above was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

Item 3.           Source and Amount of Funds or Other Consideration

Steven Abboud beneficially acquired 584,901 shares of the Company's Common Stock when he acquired fifty percent (50%) of Masadi Financial Services, Inc. ("Masadi") pursuant to an April 24, 2000 Stock Purchase and Shareholder Agreement ("Agreement"), which is incorporated herein by reference and attached hereto as Exhibit A. Masadi owns 584,901 shares of the Company's Common Stock. Abboud acquired this interest in Masadi from Christina Stanger in exchange for one dollar ($1.00) and certain real and personal property. Abboud disclaims the beneficial ownership of 292,451 shares owned by Masadi because of his 50% ownership of Masadi.

Item 4.           Purpose of Transaction

Steven Abboud effected this transaction as a long term investment.

Item 5.           Interest in Securities of the Issuer

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages. The powers each person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.



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



Item 7.           Material to Be Filed as Exhibits.

The Stock Purchase and Shareholder Agreement referenced in Item 3 above is attached hereto as Exhibit A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  8-7-00
     -----------

/s/ Steven M. Abboud
---------------------
Steven Abboud

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